FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Decision on Calling Shareholders' Meeting

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 23, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Decision on Calling Shareholders’ Meeting

1. Date and Time	Date	March 28th, 2006
	Time	10:00 a.m.
2. Place		3F, The Military Mutual Aid Association Building, 467-12 Dogok-dong, Gangnam-gu, Seoul
3. Agenda and Key Issues	Item 1. Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the Fiscal Year 2005
Item 2. Amendments of The Articles of Incorporation
Item 3. Appointment of Directors
Item 4: Approval of the ceiling amount of remuneration for directors
4. Date of Board Resolution		February 23rd, 2006
- Attendance of Outside Directors	Present (No.)	3
	Absent (No.)	-
- Attendance of Auditors (members of audit committee who are not outside directors)		-
5. Others		-
* Date of Relevant Disclosure		-